Mail Stop 4561   November 10, 2008

Charles G. Baltuskonis
Executive Vice President and Chief Financial Officer
Community West Bancshares
445 Pine Avenue
Goleta, California 93117-3709

      Re: **Community West Bancshares**
               Schedule 14A
               Filed October 24, 2008
               File No. 000-23575

Dear Mr. Baltuskonis:

     We have completed our review of your Schedule 14A and related filings and have no further comments at this time.

                     Sincerely,

                     William Friar
                     Senior Financial Analyst